Contact

www.linkedin.com/in/perryazevedo
(LinkedIn)
perryazevedo.com (Personal)
www.protaventures.com
(Company)

Top Skills

Fly Fishing

Guided Tours

Wilderness First Aid Certified

Honors-Awards

ADDY Award

Best New Agency Nominee

Perry Azevedo

Designer, Developer, Entrepreneur, Founder, Investor
Wenatchee, Washington, United States

Summary

I am a multidisciplinary designer and front-end engineer with a love for startups. My focus is often on digital product design, front-end development, branding, and business strategy.

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Experience

Guide Book
Co-Founder & Chief Product Officer
January 2022 - Present (1 year 11 months)
Louisville, Kentucky, United States

A new way to find and book fishing guides.

Prota Ventures
Managing Director
April 2016 - Present (7 years 8 months)
Wenatchee, Washington, United States

We are venture builders and investors who believe in generosity, empathy, excellence, and kindness. We promote human flourishing by investing holistically in entrepreneurs.

Cascadia Outfitter
Owner & Guide
November 2021 - Present (2 years 1 month)
Pacific Northwest

Unique guided fly fishing trips & expeditions throughout the Pacific Northwest.

Transpara Health
Board Member
July 2020 - Present (3 years 5 months)

Transpara Health strives to bring transparency and access to quality healthcare for all by providing what consumers need to make informed decisions regarding their health. We do this by listing through a simple digital platform the who, what, and how much for medical services.

NeoPolymath
Founder
June 2012 - Present (11 years 6 months)
Wenatchee, WA

A multi-disciplinary venture studio. We provide investment, consulting, and services for startups and early stage companies, as well as innovation arms for larger corporations. Our services focus on branding, art direction, design, UI, UX, and front-end engineering.

Squarespace
Front-End Developer & Designer
March 2014 - July 2015 (1 year 5 months)

Squarespace is an amazing web platform that makes it easy for anyone to make a website. I designed and developed new tools and features that are used to create websites by Squarespace users, internal template developers, and by outside developers who use the platform.

While there, I've helped design, prototype, and build several major new features and tools, most of which will be included in a major platform update being released later this year. One already-released feature, Custom Lockscreens, actually started out as a hack week project that I helped to design and prototype with two other colleagues. It was so well received internally, it ended up getting fast-tracked to production ahead of many other initiatives at the time.

Technologies used: JavaScript, YUI, HTML, CSS, Less, Node, MongoDB, Git

Belief
Director Of Web Development
January 2013 - January 2014 (1 year 1 month)
Seattle, Wa

I worked as the Interactive and Web Director at BELIEF (formerly BAJI, LLC), a creative agency who specializes in telling stories through branding, content strategy, and marketing solutions. Working closely with the Art Director, Copy Director, and our clients, I oversaw the UX design and development for all web and interactive projects.

Clients included Paramount Pictures, Microsoft, Seattle Seahawks, Tooth & Nail Records, Storyville, and the Union Gospel Mission.

Technologies used: HTML, CSS, Sass, JavaScript, jQuery, PHP, Ruby, Laravel, Wordpress, ExpressionEngine, Spine.js, Grunt, Git, Apache, MySQL

Puget Systems
Creative Director
2007 - 2011 (4 years)
Auburn, WA

Helped to create the branding system and was responsible for two major redesigns of the company website during my time here. I also oversaw creative direction for all print, photo, and video production.

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Education

Seattle Pacific University
Bachelor of Arts (BA), Visual Communication · (2009 - 2012)

Wenatachee Valley College
Associate of Arts (AA) · (2001 - 2003)

Greenville College
 · (2000 - 2001)